HENLYS
Group plc

1 Imperial Place
Elstree Way
Borehamwood
Hertfordshire WD6 1JJ
Telephone: 020 8953 9953
Fax: 020 8207 2477

03 JUN 19 AM 7:21

Our Ref: PD/sl/L4966

17 June, 2003.


03022907

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Judiciary Plaza, 450 Fifth Street NW,
Washington DC 20549,
United States of America.

SUPPL

BY DHL.

Ladies and Gentlemen,

Re: Henlys Group plc (File No.82-5051)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

On behalf of Henlys Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(1) (iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:

1. AGM Statement. Announcement dated 5 February, 2003.
2. Resolutions passed at AGM. Announcement dated 5 February 2003.
3. Director Shareholding. Announcement dated 11 February 2003.
4. Holding in Company. Announcement dated 11 March 2003.
5. Directorate change. Announcement dated 13 March 2003.
6. Director Shareholding. Announcement dated 1 April 2003.
7. Holding in Company. Announcement dated 11 April 2003.
8. Notice of Results. Announcement dated 29 May 2003.

dlj 6/24

Continued.................

9. Interim and Trading Update Publication. Announcement date 6 June 2003.

10. Director Shareholding. Announcement dated 13 June 2003.

Very truly yours,



P. Dawes.
Group Company Secretary

Encl.




Full Text Announcement







Company	Henlys Group PLC
TIDM	HNL
Headline	Director Shareholding
Released	15:29 13 Jun 2003
Number	3247M

HENLYS
Group plc

Henlys Group plc announces the grant today of Conditional Awards of Ordinary Shares of 25 pence each in the Company, pursuant to the Company's Long Term Incentive Plan, to Directors of the Company as set out below:-

Director	No. of Shares	Performance Period
B. A. C. Chivers	130,000	1 October 2002 – 30 September 2005
R. E. Maddox	100,000	1 October 2002 – 30 September 2005
T. W. Welsh	300,000	1 October 2002 – 30 September 2005

The Performance Condition to be satisfied in respect of the Award is that over the Performance Period the Earnings Per Share growth, pre-goodwill and exceptional items, of Henlys Group plc against the Retail Prices Index shall exceed an average of 3% per annum. For growth of 3% per annum 50% of the Shares comprised in the Award will be awarded; for growth of 4% per annum 75% will be awarded and for growth of 5% per annum 100% will be awarded.

END

Company website






HENLYS

INTERIM REPORT 2003



HENLYS GROUP plc

HENLYS GROUP PLC IS THE LEADING BUS AND COACH MANUFACTURER IN NORTH AMERICA. THROUGH BLUE BIRD CORPORATION, PRÉVOST CAR AND NOVA BUS IT PRODUCES A COMPREHENSIVE RANGE OF VEHICLES INCLUDING LUXURY TOURING COACHES, SCHOOL BUSES, CITY BUSES AND COACH SHELLS FOR PRESTIGE MOTORHOMES. HENLYS ALSO HAS A 30% SHAREHOLDING IN TRANSBUS INTERNATIONAL, A MAJOR EUROPEAN BUS AND COACH BUILDER.

Salient Points

	6 months ended 31 March 2003	6 months ended 30 June 2002
Turnover including Joint Ventures and Associates	**£232.1m**	£324.9m
Underlying Operating Profit*	**£8.2m**	£16.4m
Underlying Pre-Tax Profit*	**£1.3m**	£8.6m
Underlying Earnings per Share*	**1.1p**	7.6p
Interim Dividend per Share	**1.0p**	2.5p

**before amortisation of goodwill and exceptional costs*

Six Months to March 2003

- Reduced sales due to seasonally low period for Blue Bird school bus business (comparative six months to June 2002 has a different seasonal pattern) and weakness in North American tourism towards the end of the period.
- Blue Bird result adversely affected by production problems at North Georgia school bus plant.
- Management changes implemented at Blue Bird business: new operational team in place.
- New vehicle launches at Blue Bird highly successful: excellent customer reaction to new Blue Bird school bus, motorhome, commercial bus and coach products.
- Encouraging profit growth in Prévost and Nova Bus and continuing double-digit margin in TransBus.
- Interim dividend reduced to 1p to reflect weaker trading results.

Current Trading and Outlook

- Markets adversely affected by the Iraq war and SARS, primarily demand for luxury coaches.
- The Blue Bird North Georgia recovery plan is well underway but will take several months to complete.
- Full year results will be substantially below previous consensus forecasts and additionally there will be an exceptional charge of some £10 million related to the problems in North Georgia.
- With the success of new vehicle launches and strengthening of Blue Bird management, there is high confidence of a recovery in 2004 and delivery of strong growth thereafter.

Interim Statement and Trading Update

Introduction

The first half of the 2002/3 fiscal year was characterised by lower economic activity and consumer confidence in the USA and increasing pressure on State and Federal budgets. In the latter part of the period this was compounded by a substantial downturn in global travel and tourism in the run up to the war in Iraq.

Towards the end of the six months Blue Bird experienced a capacity constraint at its North Georgia school bus plant. As part of a company-wide manufacturing rationalisation programme that plant absorbed volume previously supplied from two other Blue Bird facilities. Delivery delays and internal quality failures occurred as a result of the volume ramp-up and the transfer of more complex school bus models.

Despite these short-term challenges, there have been important successes in building the foundation for the Group's recovery. In particular, good progress has been made in launching Blue Bird's new products, the majority of which are now entering production. There has been an excellent reaction from distributors and final customers to all of these new vehicles.

Financial Results

Following the recent change of accounting dates, these interim results are the first to cover the October to March period, when seasonal demand for Blue Bird's products is lowest.

For the six months to 31 March 2003 total turnover including joint ventures and associates was £232.1m (January to June 2002 £324.9m). This includes £43.9m for associates (January to June 2002 £44.2m). Group operating profit before exceptional costs and amortisation of goodwill was £8.2m compared with £16.4m in January to June 2002. The main reasons for the lower turnover and operating profit are the significantly weaker seasonal period included this year for Blue Bird school buses and the production problems at North Georgia which incurred additional costs and delayed supply of some vehicles until after the period end.

Pre-tax profit before exceptional costs and amortisation of goodwill was £1.3m (January to June 2002 £8.6m). Earnings per share on the same basis was 1.1p compared with 7.6p in January to June 2002, and fully diluted EPS 3.8p (8.9p January to June 2002). The Group's net debt at 31 March 2003 was £303.0m against £307.8m at 30 June 2002.

Blue Bird

The overall market for school buses was broadly flat in the first half year although pressure on State budgets has been increasing. Demand for motorhomes and commercial buses reduced in the second quarter, affected by business uncertainty in the build-up to the war in Iraq. There was a more significant negative effect on coach volumes, which were already depressed before the impact of the SARS virus.

Blue Bird made an operating loss of £0.2m before exceptional costs and amortisation of goodwill compared with an operating profit of £9.9m in January to June 2002. This reflects the impact of the seasonally low delivery period for school buses and also lower sales of motorhome, commercial bus and coach products as Blue Bird phased out a number of old models and produced only the initial launch volumes of six new models. Additional costs were also incurred at North Georgia related to the production and quality problems. A recovery programme is now underway at that site.

Market reaction to all the new Blue Bird vehicles has been extremely positive – the Xcel 102 standard floor height bus, Ultra LF and LMB low-floor midi-buses, M380 motorhome and Blue Bird Vision school bus are now in the early stages of production.

To improve financial and market focus on the different product ranges Blue Bird has been reorganised into three separate Business Units – School Bus, Commercial Bus, Motorhome/Coach. The key positions in the new management structure have now been filled, many by external recruitment.

Prévost Car Inc and Nova Bus Corporation

The Group has a 50% shareholding in these joint ventures. The Group's share for the period was £3.9m operating profit before exceptional costs and amortisation of goodwill (£1.5m in January to June 2002).

Prévost again maintained market share in coaches, and continued to trim its cost base to cope with the depressed North American coach market. Demand for motorhome shells held up better, and new market applications are emerging for these high-specification coach shells.

Nova Bus is now delivering the expected benefits of exiting the two US plants closed in the last year. During the first half further operational improvement was achieved with reduced build times and improved quality levels.

TransBus International

The Group has a 30% shareholding in TransBus. As announced previously, with the Group's change of year-end TransBus results will now be included in Group financial results with a three-month lag. Therefore this interim report includes the TransBus figures from June to December 2002.

The Group's share of TransBus produced an operating profit before exceptional costs and amortisation of goodwill of £4.4m (£5.1m January to June 2002).

TransBus maintained its market leadership in the UK, and continued to develop selected export markets. The re-structured coach operation achieved 30% sales growth in 2002. The introduction of the congestion charge in London is expected to have a positive effect on bus ridership, opening up market opportunities if similar schemes are adopted by other UK cities.

Current Trading and Outlook

Demand in North America has deteriorated due to the effects of the Iraq war and SARS on tourism and consumer confidence in general. This has had a particular impact on the level of demand for luxury coaches. Whilst the recovery programme in North Georgia is well underway, it will take several more months to complete. As a result of these factors, the Group's full-year results will be substantially below previous consensus forecasts. In addition, these results will include an exceptional charge of some £10m related to the problems in Blue Bird North Georgia.

Although these factors have combined to impact adversely the Group's short-term results, some notable progress has also been made in this period with the improved performance of Nova Bus, the successful launch of new vehicles and strengthening of the Blue Bird management structure to resolve the short-term production and quality issues in North Georgia.

In light of the Group's existing bank facilities being due to expire in September 2004, management is in the process of discussing the refinancing of these facilities with its lenders. The Group is currently operating within the terms of its facilities.

In overall terms the Board remains confident that the Group's current strategy will enable the Group to achieve a recovery in 2004 and deliver strong growth thereafter.

Dividend

The Board has declared an interim dividend of 1.0p to be paid on 12 August 2003 to holders of Ordinary Shares on the register at close of business on 18 July 2003.



T. Allan Welsh
Chief Executive

6 June 2003

Group Profit and Loss Account

FOR THE HALF YEAR ENDED 31 MARCH 2003 (UNAUDITED)

	6 months ended 31 March 2003			
	Group £000	Interest in Joint Ventures £000	Interest in Associates £000	Total £000
Turnover				
Existing operations	**127,205**	**60,955**	**43,902**	**232,062**
Operating (Loss)/Profit				
Existing operations	**(161)**	**3,949**	**4,426**	**8,214**
Amortisation of goodwill	**(8,700)**	**(551)**	**(863)**	**(10,114)**
Exceptional costs	–	–	**(108)**	**(108)**
	(8,861)	**3,398**	**3,455**	**(2,008)**
Share of operating profit in joint ventures	**3,398**			
Share of operating profit in associates	**3,455**			
Total Operating (Loss)/Profit	**(2,008)**			
Share of profit on disposal of fixed assets in associates	**1,150**			
Interest payable (net)	**(6,958)**			
Loss on Ordinary Activities before Taxation	**(7,816)**			
Taxation	**(758)**			
Loss after Taxation	**(8,574)**			
Dividends	**(762)**			
Transfer from Reserves	**(9,336)**			
Adjusted Profit before Taxation	**1,256**			
(Loss)/Earnings per Share				
Basic	**(11.3)p**			
Adjusted	**1.1p**			
Diluted	**(5.8)p**			
Adjusted diluted	**3.8p**			

Reconciliation of Adjusted Profit before Taxation

Adjusted Profit before Taxation	**1,256**
Amortisation of goodwill	**(10,114)**
Exceptional costs	**(108)**
Share of profit on disposal of fixed assets in associates	**1,150**
Loss before Taxation per Accounts	**(7,816)**

6 months ended 30 June 2002				9 months ended 30 September 2002			
Group £000	Interest in Joint Ventures £000	Interest in Associates £000	Total £000	Group £000	Interest in Joint Ventures £000	Interest in Associates £000	Total £000
195,220	85,447	44,250	324,917	358,061	120,457	44,250	522,768
9,859	1,450	5,101	16,410	22,292	4,119	5,101	31,512
(9,547)	(588)	(863)	(10,998)	(14,001)	(873)	(1,295)	(16,169)
–	–	(393)	(393)	(6,105)	(1,731)	(393)	(8,229)
312	862	3,845	5,019	2,186	1,515	3,413	7,114
862				1,515			
3,845				3,413			
5,019				7,114			
–				–			
(7,807)				(11,106)			
(2,788)				(3,992)			
(2,709)				(3,693)			
(5,497)				(7,685)			
(1,904)				(5,826)			
(7,401)				(13,511)			
8,603				20,406			
(7.2)p				(10.1)p			
7.6p				18.4p			
(2.5)p				(3.1)p			
8.9p				18.8p			
8,603				20,406			
(10,998)				(16,169)			
(393)				(8,229)			
–				–			
(2,788)				(3,992)			

Group Balance Sheet

AS AT 31 MARCH 2003 (UNAUDITED)

	31 March 2003		
	Group £000	Interest in Joint Ventures £000	Total £000
Fixed Assets			
Intangible	312,484	17,298	329,782
Tangible	29,179	13,917	43,096
Investments	102,675	(30,711)	71,964
	444,338	504	444,842
Current Assets			
Stocks	101,502	34,996	136,498
Debtors	27,850	29,183	57,033
Cash at bank and in hand	18,666	5,294	23,960
	148,018	69,473	217,491
Creditors: amounts falling due within one year	(187,053)	(59,661)	(246,714)
Net Current (Liabilities)/Assets	(39,035)	9,812	(29,223)
Total Assets less Current Liabilities	405,303	10,316	415,619
Creditors: amounts falling due after more than one year:			
Convertible debt	(151,831)	–	(151,831)
Other creditors	(47,156)	(1,054)	(48,210)
Provisions for Liabilities and Charges	(25,589)	(9,262)	(34,851)
Net Assets	180,727	–	180,727
Equity Shareholders' Funds	180,727		
Net Debt	303,005		

30 June 2002			30 September 2002		
Group £000	Interest in Joint Ventures £000	Total £000	Group £000	Interest in Joint Ventures £000	Total £000
322,476	18,131	340,607	314,244	16,688	330,932
26,632	17,019	43,651	26,240	15,589	41,829
105,572	(29,708)	75,864	101,117	(28,228)	72,889
454,680	5,442	460,122	441,601	4,049	445,650
133,514	40,295	173,809	86,315	35,901	122,216
36,062	40,071	76,133	29,244	35,897	65,141
6,987	2,519	9,506	39,991	2,142	42,133
176,563	82,885	259,448	155,550	73,940	229,490
(170,753)	(85,224)	(255,977)	(157,838)	(60,781)	(218,619)
5,810	(2,339)	3,471	(2,288)	13,159	10,871
460,490	3,103	463,593	439,313	17,208	456,521
(157,449)	–	(157,449)	(152,614)	–	(152,614)
(67,436)	(2,055)	(69,491)	(64,820)	(1,110)	(65,930)
(34,013)	(1,048)	(35,061)	(32,645)	(16,098)	(48,743)
201,592	–	201,592	189,234	–	189,234
201,592			189,234		
307,757			254,992		

Statement of Total Recognised Gains and Losses

FOR THE HALF YEAR ENDED 31 MARCH 2003 (UNAUDITED)

	6 months to 31 March 2003 £000	6 months to 30 June 2002 £000	9 months to 30 Sept 2002 £000
Loss for the financial period	**(8,574)**	(5,497)	(7,685)
Foreign exchange gain/(loss) on retranslation of investments and goodwill	**270**	(20,181)	(38,538)
Foreign exchange gain on retranslation of loans	**526**	14,663	27,898
Tax effect of foreign exchange movements	**33**	243	(883)
Total recognised gains and losses relating to the period	**(7,745)**	(10,772)	(19,208)

Reconciliation of Movements in Equity Shareholders' Funds

FOR THE HALF YEAR ENDED 31 MARCH 2003 (UNAUDITED)

	6 months to 31 March 2003 £000	6 months to 30 June 2002 £000	9 months to 30 Sept 2002 £000
Loss for the financial period	**(8,574)**	(5,497)	(7,685)
Dividends	**(762)**	(1,904)	(5,826)
Net foreign exchange gain/(loss) on translation of investments, goodwill and loans	**796**	(5,518)	(10,640)
Tax effect of foreign exchange movements	**33**	243	(883)
Net reduction to shareholders' funds	**(8,507)**	(12,676)	(25,034)
Equity shareholders' funds at beginning of period	**189,234**	214,268	214,268
Equity Shareholders' funds at end of period	**180,727**	201,592	189,234

Group Cash Flow Statement

FOR THE HALF YEAR ENDED 31 MARCH 2003 (UNAUDITED)

	6 months ended 31 March 2003 £000	6 months ended 30 June 2002 £000	9 months ended 30 Sept 2002 £000
Net cash (outflow)/inflow from operating activities	**(27,103)**	(30,659)	18,419
Dividends and interest received from joint ventures and associates	**2,840**	4,171	7,374
Returns on investments and servicing of finance			
Interest received	**–**	–	767
Interest paid	**(8,154)**	(6,179)	(8,511)
	(8,154)	(6,179)	(7,744)
Taxation	**699**	1,010	1,479
Capital expenditure and financial investment			
Purchase of tangible fixed assets and product development	**(12,873)**	(7,365)	(14,705)
Sale of tangible fixed assets	**–**	15	15
Sale of fixed asset investments	**1,733**	2	2
	(11,140)	(7,348)	(14,688)
Equity dividends paid	**(5,826)**	(2,589)	(2,589)
Cash (outflow)/inflow before financing	**(48,684)**	(41,594)	2,251
Financing			
Issue of new loans	**44,182**	52,158	42,150
Repayment of loans	**(17,522)**	(8,778)	(8,830)
Issue of ordinary share capital	**–**	–	–
	26,660	43,380	33,680
(Decrease)/increase in cash in the period	**(22,024)**	1,786	35,931

Notes to the Group Cash Flow Statement

FOR THE HALF YEAR ENDED 31 MARCH 2003 (UNAUDITED)

1 Reconciliation of operating profit/(loss) to net cash (outflow)/inflow from operating activities

	6 months ended 31 March 2003 £000	6 months ended 30 June 2002 £000	9 months ended 30 Sept 2002 £000
Operating (loss)/profit	**(2,008)**	5,019	7,114
Share of operating profit in joint ventures	**(3,398)**	(862)	(1,515)
Share of operating profit in associates	**(3,455)**	(3,845)	(3,413)
Depreciation and amortisation of goodwill	**10,446**	11,074	16,399
Profit on sale of fixed assets and businesses	**–**	–	146
Movement in value of fixed asset investments	**24**	41	(1)
Movement in working capital	**(28,712)**	(42,086)	(311)
Net cash (outflow)/inflow from operating activities	**(27,103)**	(30,659)	18,419

2 Reconciliation of Net Debt

	6 months ended 31 March 2003 £000	6 months ended 30 June 2002 £000	9 months ended 30 Sept 2002 £000
(Decrease)/increase in cash in the period	**(22,024)**	1,786	35,931
Cash (inflow)/outflow from (increase)/decrease in debt	**(26,660)**	(43,380)	(33,680)
Movement in net debt resulting from cash flows	**(48,684)**	(41,594)	2,251
Translation difference	**863**	14,732	23,745
Amortisation of debt issue costs	**(192)**	(192)	(285)
Movement in net debt in period	**(48,013)**	(27,054)	25,711
Net debt at beginning of period	**(254,992)**	(280,703)	(280,703)
Net debt at end of period	**(303,005)**	(307,757)	(254,992)

Notes

1 Preparation of Interim Financial Statements

The Interim Financial Statements have been prepared on the basis of the accounting policies set out in the Group's 2002 statutory financial statements. The statements were approved by a duly appointed and authorised committee of the board of directors on 6 June 2003. The half year figures are neither audited nor reviewed.

The financial information does not constitute statutory financial statements for the purpose of section 240 of the Companies Act 1985. The figures for the period ended 30 September 2002 have been extracted from the statutory financial statements which have been filed with the Registrar of Companies. The Auditors' report for the period ended 30 September 2002 was unqualified and did not contain any statement under section 237 of the Companies Act 1985.

2 Segmental Reporting

Total turnover and operating profit, before amortisation of goodwill and exceptional costs, by geographical origin were:

	6 months to 31 March 2003		6 months to 30 June 2002		9 months to 30 September 2002	
	Turnover £000	**Operating Profit £000**	Turnover £000	Operating Profit £000	Turnover £000	Operating Profit £000
North American operations	**188,160**	**3,788**	280,667	11,309	478,518	26,411
UK operations	**43,902**	**4,426**	44,250	5,101	44,250	5,101
	232,062	**8,214**	324,917	16,410	522,768	31,512
Less: share of associated company	**(43,902)**	**(4,426)**	(44,250)	(5,101)	(44,250)	(5,101)
	188,160	**3,788**	280,667	11,309	478,518	26,411

3 Exceptional Costs

The exceptional costs of £108,000 in the six months ended 31 March 2003 comprise the Group's share of TransBus reorganisation costs and warranty costs in respect of chassis no longer in production.

4 Taxation

Taxation has been provided at the rate estimated to be applicable for the full year.

5 Dividends

The interim dividend declared at the rate of 1.0p per Ordinary share (2002 - 2.5p per share) will be paid on 12 August 2003 to shareholders on the register at the close of business on 18 July 2003.

6 Earnings per share

The calculation of earnings per share is based on the profit after taxation.

The weighted average number of Ordinary shares in issue during the period amounted to 76,153,761 (2002 - 76,153,761).

Fully diluted earnings per share is based on the profit after taxation and the weighted average number of Ordinary shares in issue during the period adjusted for the exercise of outstanding share options and convertible loan stock.

Adjusted earnings per share for basic and fully diluted is calculated on the profit after taxation excluding amortisation of goodwill and exceptional costs.

7 US Dollar Translation of Interim Statements

The US dollar presentation of the interim statements has been prepared on the following basis:-

The profit and loss account and cash flow statement have been translated using the average monthly exchange rates applied to the monthly results.

The balance sheet has been translated at the closing rate at 31 March 2003 of £1=US$1.5807 (30 June 2002 - £1=US$1.5243 and 30 September 2002 - £1=US$1.5726).

8 TransBus

As previously reported these interim results for the six months to 31 March 2003 include the Group's share of the trading results of TransBus for the six month period from July to December 2002.

Group Profit and Loss Account (US Dollars)

FOR THE HALF YEAR ENDED 31 MARCH 2003 (UNAUDITED)

	6 months ended 31 March 2003			
	Group US$000	Interest in Joint Ventures US$000	Interest in Associates US$000	Total US$000
Turnover				
Existing operations	201,840	96,698	69,819	368,357
Operating (Loss)/Profit				
Existing operations	(314)	6,253	7,059	12,998
Amortisation of goodwill	(13,809)	(875)	(1,370)	(16,054)
Exceptional costs	–	–	(171)	(171)
	(14,123)	5,378	5,518	(3,227)
Share of operating profit in joint ventures	5,378			
Share of operating profit in associates	5,518			
Total Operating (Loss)/Profit	(3,227)			
Share of profit on disposal of fixed assets in associates	1,821			
Interest payable (net)	(11,039)			
Loss on Ordinary Activities before Taxation	(12,445)			
Taxation	(1,192)			
Loss after Taxation	(13,637)			
Dividends	(1,210)			
Transfer from Reserves	(14,847)			
Adjusted Profit before Taxation	1,959			

Reconciliation of Adjusted Profit before Taxation

Adjusted Profit before Taxation	1,959
Amortisation of goodwill	(16,054)
Exceptional costs	(171)
Share of profit on disposal of fixed assets in associates	1,821
Loss before Taxation per Accounts	(12,445)

6 months ended 30 June 2002				9 months ended 30 September 2002			
Group US$000	Interest in Joint Ventures US$000	Interest in Associates US$000	Total US$000	Group US$000	Interest in Joint Ventures US$000	Interest in Associates US$000	Total US$000
283,986	123,554	63,980	471,520	536,120	177,799	63,980	777,899
14,568	2,131	7,415	24,114	33,836	6,256	7,415	47,507
(13,785)	(849)	(1,246)	(15,880)	(20,688)	(1,290)	(1,913)	(23,891)
–	–	(583)	(583)	(9,500)	(2,659)	(583)	(12,742)
783	1,282	5,586	7,651	3,648	2,307	4,919	10,874
1,282				2,307			
5,586				4,919			
7,651				10,874			
–				–			
(11,278)				(16,398)			
(3,627)				(5,524)			
(4,043)				(5,555)			
(7,670)				(11,079)			
(2,749)				(8,618)			
(10,419)				(19,697)			
12,836				31,109			
12,836				31,109			
(15,880)				(23,891)			
(583)				(12,742)			
–				–			
(3,627)				(5,524)			

Group Balance Sheet (US Dollars)

AS AT 31 MARCH 2003 (UNAUDITED)

	31 March 2003		
	Group US$000	Interest in Joint Ventures US$000	Total US$000
Fixed Assets			
Intangible	493,943	27,343	521,286
Tangible	46,123	21,999	68,122
Investments	162,298	(48,545)	113,753
	702,364	797	703,161
Current Assets			
Stocks	160,444	55,318	215,762
Debtors	44,022	46,130	90,152
Cash at bank and in hand	29,505	8,368	37,873
	233,971	109,816	343,787
Creditors: amounts falling due within one year	(295,675)	(94,306)	(389,981)
Net Current (Liabilities)/Assets	(61,704)	15,510	(46,194)
Total Assets less Current Liabilities	640,660	16,307	656,967
Creditors: amounts falling due after more than one year			
Convertible debt	(240,000)	–	(240,000)
Other creditors	(74,538)	(1,666)	(76,204)
Provisions for Liabilities and Charges	(40,449)	(14,641)	(55,090)
Net Assets	285,673	–	285,673
Equity Shareholders' Funds	285,673		
Net Debt	478,960		

30 June 2002			31 September 2002		
Group US$000	Interest in Joint Ventures US$000	Total US$000	Group US$000	Interest in Joint Ventures US$000	Total US$000
491,550	27,637	519,187	494,180	26,244	520,424
40,595	25,942	66,537	41,265	24,515	65,780
160,923	(45,284)	115,639	159,017	(44,391)	114,626
693,068	8,295	701,363	694,462	6,368	700,830
203,515	61,422	264,937	135,739	56,458	192,197
54,969	61,080	116,049	45,989	56,452	102,441
10,650	3,840	14,490	62,890	3,369	66,259
269,134	126,342	395,476	244,618	116,279	360,897
(260,278)	(129,907)	(390,185)	(248,216)	(95,584)	(343,800)
8,856	(3,565)	5,291	(3,598)	20,695	17,097
701,924	4,730	706,654	690,864	27,063	717,927
(240,000	–	(240,000)	(240,000)	–	(240,000)
(102,792)	(3,132)	(105,924)	(101,936)	(1,746)	(103,682)
(51,846)	(1,598)	(53,444)	(51,338)	(25,317)	(76,655)
307,286	–	307,286	297,590	–	297,590
307,286			297,590		
469,114			441,434		

Group Cash Flow Statement (US Dollars)

FOR THE HALF YEAR ENDED 31 MARCH 2003 (UNAUDITED)

	6 months ended 31 March 2003 US$000	6 months ended 30 June 2002 US$000	9 months ended 30 Sept 2002 US$000
Net cash (outflow)/inflow from operating activities	**(42,174)**	(43,441)	32,695
Dividends and interest received from joint ventures and associates	**4,496**	6,020	10,994
Returns on investments and servicing of finance	**(12,901)**	(8,991)	(11,418)
Taxation	**1,103**	1,432	2,162
Capital expenditure (net)	**(17,705)**	(10,663)	(22,062)
Equity dividends paid	**(9,273)**	(3,779)	(3,779)
Cash (outflow)/inflow before financing	**(76,454)**	(59,422)	8,592
Financing	**42,484**	62,517	47,620
(Decrease)/increase in cash in the period	**(33,970)**	3,095	56,212

Designed and produced by **Carr Kamasa Design**   Printed by Royle Corporate Print

Henlys Group plc
1 Imperial Place,
Elstree Way,
Borehamwood,
Herts WD6 1JJ.

Registered in England
No. 435086

www.henlys.com



Full Text Announcement

Company	Henlys Group PLC
TIDM	HNL
Headline	Notice of Results
Released	14:58 29 May 2003
Number	6929L

HENLYS
Group plc

Henlys Group plc

Interim Results

Henlys Group plc will be announcing its interim results for the six months ended 31 th March on Wednesday 11th June 2003.

- Ends -

Enquiries:

Citigate Dewe Rogerson

Ginny Pulbrook or Imogen Wolfe 020 7638 9571

END

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Company	Henlys Group PLC
TIDM	HNL
Headline	Holding(s) in Company
Released	13:24 11 Apr 2003
Number	9448J

HENLYS
Group plc

Henlys Group plc has today been advised by Barclays plc that through Barclays Global Investors Ltd and Barclays Life Assurance Co. Ltd they have an interest in 2,296,270 (3.02%) ordinary shares in the Company.

END

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Company	Henlys Group PLC
TIDM	HNL
Headline	Director Shareholding
Released	15:57 1 Apr 2003
Number	5057J

HENLYS
Group plc

Henlys Group plc announces that one of its Directors, Mr B A C Chivers, acquired an interest in 408 Ordinary Shares on 31 March 2003 at a price of 105.18 pence per share. Following this purchase Mr Chivers' total interest in the Company's Ordinary Shares amounts to 81,656 (0.11%).

END

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Company	Henlys Group PLC
TIDM	HNL
Headline	Directorate Change
Released	10:50 13 Mar 2003
Number	6824I

HENLYS
Group plc

Date: 13 March 2003.

Contact: Allan Welsh, Chief Executive

Henlys Group plc

Telephone: 020 8953 9953

Henlys Group plc

RETIREMENT OF DIRECTOR

-

-

Henlys Group plc announces that Robert Wood, Chairman, will retire from the Board on 30 April 2003. It was previously announced that Mr Wood intended to become part-time non-executive Chairman following the recent appointment of Allan Welsh as Chief Executive of the Group, but Mr Wood has now decided to take early retirement to spend more time with his family.

From 1 May 2003 Mr Michael S. Ost, currently the senior independent non-executive director, will assume the role of Chairman on an interim basis until a long term appointment is made through an external search process.

END

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03 JUN 13 AM 7:21

Full Text Announcement







HENLYS
Group plc

Company	Henlys Group PLC
TIDM	HNL
Headline	Holding(s) in Company
Released	11:23 11 Mar 2003
Number	5613I

Henlys Group plc has today been advised by Merrill Lynch Investment Managers Limited that BNY Trust Company Limited as Trustee of the MLIT – Merrill Lynch Alpha Specialist Situations Investment Fund following the sale of 199,212 (0.26%) ordinary shares of 25 pence each in the Company has reduced its interest to less than 3%.

END

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Company	Henlys Group PLC
TIDM	HNL
Headline	Director Shareholding
Released	12:50 11 Feb 2003
Number	3392H

HENLYS
Group plc

Henlys Group plc announces that a Director, Mr R. E. Maddox purchased yesterday 4,349 (0.006%) Ordinary Shares at £1.40 per share. Mr Maddox total shareholding is now 123,789 (0.16%) Ordinary Shares.

END











Company	Henlys Group PLC
TIDM	HNL
Headline	Result of AGM
Released	15:20 5 Feb 2003
Number	1072H

HENLYS
Group plc

Contact: Peter Dawes, Group Company Secretary

Henlys Group plc

Telephone: 020 8953 9953

-

-

Result of AGM

-

Henlys Group plc is pleased to announce that each of the resolutions proposed at its Annual General Meeting today were approved. The resolutions approved were as follows:-

1. Adoption of the Annual Report and Financial Statements for the nine months ended 30 September 2002.
2. Adoption of the Board Report on Directors' Remuneration.
3. Approval of a final dividend of 5.15 p per share.
4. Re-appointment of Deloitte & Touche as auditors.
5. Re-appointment of Mr R. W. Hawksworth as a director.
6. Re-appointment of Mr M. S. Ost as a director.
7. Granting of a Section 80 general authority to allot shares.
8. Granting of a Section 95 authority to allot shares for cash.
9. Granting of an authority to make market purchases of the Company's own shares.

Dividend Warrants will be posted on 6 February 2003 to shareholders on record on 17 January 2003. The dividend payment date is 7 February 2003.

END

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Company	Henlys Group PLC
TIDM	HNL
Headline	AGM Statement
Released	14:30 5 Feb 2003
Number	1024H

HENLYS
Group plc

Date: 5 February 2003

Contact:	Allan Welsh, Chief Executive	
	Henlys Group plc	
	Telephone:	020 8953 9953

HENLYS Group plc

AGM Statement

The following statement was made by Mr R W Wood, Chairman, at the Annual General Meeting held today, 5 February 2003.

The transfer of school bus production to North Georgia following the closure of Blue Bird's Iowa plant is well advanced although there has been short term disruption to deliveries. The trading outlook for the year, as reported at the time of the announcement of preliminary results in early December 2002, remains broadly unchanged. Concerns over the direction of the US economy and the uncertainty surrounding possible military action against Iraq continue to make it very difficult to predict developments in certain key markets in the United States. However, we expect the school bus market to be broadly in line with last year and demand for luxury motorhomes to remain steady.

Blue Bird is presently intensively engaged in finalising the setting up of production lines for the launch of new products such as the Type-C school bus chassis, the XCEL 102 commercial bus and the Ultra LF low floor midi bus. These new products represent a significant extension to the range of buses on offer from Blue Bird and will provide a meaningful boost to future sales revenue.

Blue Bird expects to receive Federal and State funds of around US$20 million in support of its investment in these new vehicles and other projects. Of this, the State of Georgia has recently confirmed it will provide incentives of

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up to US$17 million payable over the next 2½ years, linked to planned investment and employment levels at Blue Bird's main site in Fort Valley.

Henlys Group plc is the leading bus and coach manufacturer in North America. Through Blue Bird Corporation, Prévost Car and Nova Bus it produces a comprehensive range of vehicles including luxury touring coaches, school buses, city buses and coach shells for prestige motorhomes. Henlys also has a 30% shareholding in TransBus International, a major European bus and coach builder.

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